Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of December 31, 2014:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	89,615,570.98	50.23	50.23	50.68	50.68
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Unregistered Options	0
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
5	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000
6	Dor J.Segal	Ordinary Shares	720,000	0.40	0.40	0.40	0.40
7	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
8	Haim Ben-Dor	Series D Debentures	850,000
9	Haim Ben-Dor	Series F Debentures	299,287.60
10	Haim Ben-Dor	Series K Debentures	1,885,135
11	Haim Ben-Dor	Series L Debentures	503,000
12	Arie Mientkavich	Ordinary Shares	107,991	0.06	0.06	0.17	0.17
13	Arie Mientkavich	Unregistered Options	143,678
14	Arie Mientkavich	RSU	10,544
15	Arie Mientkavich	PSU	35,786
16	Yair Orgler	Series K Debentures	250,000
17	Yair Orgler	Series L Debentures	500,000
18	Ronnie Bar-On	Series J Debentures	39,600
19	Aharon Soffer	Ordinary Shares	87,230	0.05	0.05	0.33	0.33
20	Aharon Soffer	Unregistered Options	382,306
21	Aharon Soffer	RSU	28,474
22	Aharon Soffer	PSU	96,988
23	Mawer Investment Management ltd	Ordinary Shares	10,991,029	6.17	6.17	6.12	6.12

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
24	Gil Kotler	Ordinary Shares	15,406	0.01	0.01	0.08	0.08
25	Gil Kotler	Unregistered Options	95,584
26	Gil Kotler	RSU	8,921
27	Gil Kotler	PSU	29,470
28	Varda Zuntz	Ordinary Shares	51,821	0.03	0.03	0.06	0.06
29	Varda Zuntz	Unregistered Options	38,234
30	Varda Zuntz	RSU	3,569
31	Varda Zuntz	PSU	11,788
32	Rami Vaisenberger	Ordinary Shares	2,676	0.00	0.00	0.04	0.04
34	Rami Vaisenberger	Unregistered Options	57,351
35	Rami Vaisenberger	RSU	5,353
36	Rami Vaisenberger	PSU	17,682
37	Ronen Geles	Ordinary Shares	1,784	0.00	0.00	0.03	0.03
38	Ronen Geles	Unregistered Options	38,234
39	Ronen Geles	RSU	3,569
40	Ronen Geles	PSU	11,788
41	Shlomo Cohen	Ordinary Shares	1,399	0.00	0.00	0.01	0.01
42	Shlomo Cohen	Unregistered Options	14,994
43	Shlomo Cohen	RSU	2,799
44	Adi Tamir	Ordinary Shares	875	0.00	0.00	0.01	0.01
45	Adi Tamir	Unregistered Options	9,371
46	Adi Tamir	RSU	1,749
47	Adi Tamir	Series D Debentures	10,309

Changes in holdings during December of 2014

Name of the Holder: Norstar Holdings Inc.

Holder Number: 3 (Unregistered Options)

Type of Holder: Interested Party

Registration Number: 44528798375

Citizenship/Country of Registration or Incorporation: Foreign Corporation

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260611

Balance held by Holder at the end of the previous month (prior report): 1,400,000

Change in the number of securities: -1,400,000

Name of the Holder: Michael Haim Ben-Dor

Holder Number: 10 (Series K Debentures)

Type of Holder: Director

Citizenship/Country of Registration or Incorporation: Private Person with Israeli citizenship

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 1,408,448

Change in the number of securities: 476,687

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 23 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,281,915

Change in the number of securities: 709,114

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the

Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.